                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

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                    NOTICE OF CHANGES IN DIRECTOR'S INTERESTS
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
NAME OF DIRECTOR:                                      Barry Waite

DATE OF NOTICE TO COMPANY:                             31/07/2001

DATE OF CHANGE OF INTEREST:                            30/07/2001

NAME OF REGISTERED HOLDER:                             Barry Waite

CIRCUMSTANCE GIVING RISE TO THE CHANGE:                Others
PLEASE SPECIFY DETAILS:                                Sales in open market pursuant to
                                                       a sales plan adopted in
                                                       accordance with the requirements
                                                       of Rule 10b5-1(c) of the US
                                                       Securities Exchange Act of
                                                       1934, as amended

SHARES HELD IN THE NAME OF REGISTERED HOLDER

NO. OF SHARES OF THE CHANGE:                           600,000
% OF ISSUED SHARE CAPITAL:                             0.043

AMOUNT OF CONSIDERATION PER SHARE EXCLUDING
 BROKERAGE,GST,STAMP DUTIES, CLEARING FEE:             US$25.7342 per ADS*

NO. OF SHARES HELD BEFORE CHANGE:                      2,435,040
% OF ISSUED SHARE CAPITAL:                             0.176

NO. OF SHARES HELD AFTER CHANGE:                       1,835,040
% OF ISSUED SHARE CAPITAL:                             0.133
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     HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

                                                             DEEMED               DIRECT
                                                             ------              ---------
NO. OF SHARES HELD BEFORE CHANGE:                                0               2,435,040
% OF ISSUED SHARE CAPITAL:                                       0                   0.176

NO. OF SHARES HELD AFTER CHANGE:                                 0               1,835,040
% OF ISSUED SHARE CAPITAL:                                       0                   0.133

TOTAL SHARES:                                                    0               1,835,040


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*    One ADS represents 10 ordinary shares of S$0.26 each in the capital of
     Chartered Semiconductor Manufacturing Ltd.

Submitted by Nancy Tan See Sin, Joint Company Secretary on 31/07/2001 to the SGX